Filed by:  New NiSource Inc.
                    Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company:  Columbia Energy Group
                                Registration Statement File No: 333-33896


        On June 8, 2000, NiSource and Columbia Energy Group issued a press release announcing that the Maryland Public Service Commission has certified that the companies' proposed merger will not impair the state's ability to regulate Columbia Gas of Maryland, Inc., a natural gas distribution subsidiary of Columbia Energy Group that serves nearly 32,000 customers in three of Maryland's 24 counties. The text of the press release is set forth below.


                                PRESS RELEASE
                                June 8, 2000

   [NiSource Logo]                                        [Columbia logo]


                            Contacts:

                            Media
                            -----
                            NiSource - Sally A. Anderson (219) 647-6203
                            Columbia - Michael J. McGarry  (703) 561-6063

                            Investor Relations
                            ------------------
                            NiSource - Dennis Senchak (219) 647-6085
                            Columbia - Thomas L. Hughes (703) 561-6001


      Maryland PSC Certifies Its Authority Following NiSource/Columbia Merger Letter to SEC Cites Continued Protection of Columbia Customers

        MERRILLVILLE, Ind., and HERNDON, Va. (June 8, 2000) - NiSource Inc. and Columbia Energy Group today said the Maryland Public Service Commission (PSC) has certified that the companies' proposed merger will not impair the state's ability to regulate Columbia Gas of Maryland, Inc.(CMD). A natural gas distribution subsidiary of Columbia Energy Group, CMD serves nearly 32,000 customers in three of Maryland's 24 counties.

        In a letter to the U.S. Securities and Exchange Commission (SEC), the Maryland PSC said that following the merger it will continue to have the statutory authority and resources to protect CMD customers subject to its jurisdiction. Furthermore, it "intends to exercise that authority to the fullest extent possible under the law."


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      Maryland PSC Certifies Authority After NiSource/Columbia Merger - 2


        "The Maryland commission's prompt certification that our proposed merger will have no impact on their regulatory authority is greatly appreciated," said Gary L. Neale, NiSource chairman, president and chief executive officer. "Their timeliness helps us maintain our momentum in reaching merger completion before year-end."

        "Our commitment to serving Columbia's customers in Maryland will remain as strong as ever, and we will continue to build our customer choice porgram," said Oliver G. Richard III, Columbia Energy Group chairman, president and chief executive officer.

         The Maryland PSC letter to the SEC, dated May 25, follows similar actions by the Public Utilities Commission of Ohio on May 2 regarding Columbia Gas of Ohio and by the Commonwealth of Massachusetts' Department of Telecommunications & Energy on May 12 regarding NiSource subsidiary Bay State Gas Company. Completion of the NiSource/Columbia Energy Group merger is pending approvals by several other state public utility commissions and certain federal regulatory agencies. The $6 billion transaction, announced Feb. 28 and approved by shareholders of both companies at meetings on June 1 and June 2, is expected to close by the end of 2000.

        NiSource Inc. (NYSE: NI) is a holding company with headquarters in Merrillville, Ind., whose primary business is the distribution of electricity, natural gas and water in the Midwest and Northeastern United States. The company also markets utility services and customer-focused resource solutions along a corridor from Texas to Maine. More information about the company is available on the Internet at www.nisource.com.

        Columbia Energy Group (NYSE: CG), based in Herndon, Va., is one of the nation's leading energy services companies. Its operating companies engage in nearly all phases of the natural gas business, including exploration and production, transmission, storage and distribution, as well as retail energy marketing, propane and petroleum product sales, and electric power generation. More information about Columbia is available on the Internet at www.columbiaenergygroup.com.

             This release contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are subject to various risks and uncertainties. The factors that could cause actual results to differ materially from the projections, forecasts, estimates and expectations discussed herein include factors that are beyond the companies' ability to control or estimate precisely, such as estimates of future market conditions, the behavior of other market participants and the actions of the Federal and State regulators.

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      Maryland PSC Certifies Authority After NiSource/Columbia Merger - 3


             Other factors include, but are not limited to, actions in the financial markets, weather conditions, economic conditions in the two companies' service territories, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties. These and other risk factors are detailed from time to time in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of the document.

             In addition to other documents filed with the Securities and Exchange Commission by the two companies, NiSource and the new holding company have filed a registration statement, which contains a joint proxy statement/prospectus for NiSource and Columbia Energy. The final joint proxy statement/prospectus, dated April 24, 2000, is available and has been distributed to the companies' shareholders. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information. Investors and security holders may receive the joint proxy statement/prospectus and other documents free of charge at the SEC's Web site, www.sec.gov, from NiSource Investor Relations at 801 East 86th Avenue, Merrillville, Indiana 46410 or at its Web site, www.nisource.com, or from Columbia Investor Relations at 13880 Dulles Corner Lane, Herndon, Virginia 20171 or at its Web site, www.columbiaenergygroup.com.




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